UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Civista Bancshares, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

319459202
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 319459202	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 707,573 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 707,573 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,573 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)
Reflects 707,573 shares of Common Stock, no par value ("Common Stock") that EJF Financial Services Fund, LP has the right to obtain, within 60 days, upon conversion of 221,331 shares of the Issuer's 6.50% non-cumulative redeemable convertible perpetual preferred shares, Series B ("Preferred Stock") of which it is the record owner, at a ratio of 3.1969 shares of Common Stock for each share of Preferred Stock.  See Item 4.

(2)
Based on 7,843,578 shares of Common Stock outstanding as of December 31, 2015, as reported by the Issuer in its Form 8-K filed with the SEC on January 22, 2016, together with the 707,573 shares of Common Stock that EJF Financial Services Fund, LP has the right to obtain, within 60 days, upon conversion of the Preferred Stock of which it is the record owner.

CUSIP No. 319459202	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 707,573 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 707,573 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,573 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Reflects 707,573 shares of Common Stock that EJF Financial Services Fund, LP has the right to obtain, within 60 days, upon conversion of 221,331 shares of Preferred Stock, of which it is the record owner, at a ratio of 3.1969 shares of Common Stock for each share of Preferred Stock.  See Item 4.

(2)
Based on 7,843,578 shares of Common Stock outstanding as of December 31, 2015, as reported by the Issuer in its Form 8-K filed with the SEC on January 22, 2016, together with the 707,573 shares of Common Stock that EJF Financial Services Fund, LP has the right to obtain, within 60 days, upon conversion of the Preferred Stock of which it is the record owner.

CUSIP No. 319459202	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Opportunities Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 319459202	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 319459202	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Services Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 707,573 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 707,573 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,573 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Reflects 707,573 shares of Common Stock that EJF Financial Services Fund, LP has the right to obtain, within 60 days, upon conversion of 221,331 shares of Preferred Stock, of which it is the record owner, at a ratio of 3.1969 shares of Common Stock for each share of Preferred Stock.  See Item 4.

(2)
Based on 7,843,578 shares of Common Stock outstanding as of December 31, 2015, as reported by the Issuer in its Form 8-K filed with the SEC on January 22, 2016, together with the 707,573 shares of Common Stock that EJF Financial Services Fund, LP has the right to obtain, within 60 days, upon conversion of the Preferred Stock of which it is the record owner.

CUSIP No. 319459202	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Services GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 707,573 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 707,573 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,573 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
Reflects 707,573 shares of Common Stock that EJF Financial Services Fund, LP has the right to obtain, within 60 days, upon conversion of 221,331 shares of Preferred Stock, of which it is the record owner, at a ratio of 3.1969 shares of Common Stock for each share of Preferred Stock.  See Item 4.

(2)
Based on 7,843,578 shares of Common Stock outstanding as of December 31, 2015, as reported by the Issuer in its Form 8-K filed with the SEC on January 22, 2016, together with the 707,573 shares of Common Stock that EJF Financial Services Fund, LP has the right to obtain, within 60 days, upon conversion of the Preferred Stock of which it is the record owner.

Item 1. (a)                      Name of Issuer

Civista Bancshares, Inc. (f/d/b/a First Citizens Banc Corp.)

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

100 East Water Street, P.O. Box 5016
Sandusky, Ohio 44870

Item 2. (a)                      Name of Person Filing

This Amendment No. 1 to the Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Financial Opportunities Master Fund, LP (the “Financial Opportunities Fund”);
(iv)	EJF Financial Opportunities GP, LLC;
(v)	EJF Financial Services Fund, LP (the “Financial Srevices Fund”); and
(vi)	EJF Financial Services GP, LLC.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 1 to the Schedule 13G is being filed on behalf of each of them.

Item 2. (b)                      Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)                      Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)                      Title of Class of Securities

Common Stock, no par value (“Common Stock”)

Item 2. (e)                      CUSIP Number

319459202

Item 3.                        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                        Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

The Financial Services Fund is the record owner of 221,331 shares of Preferred Stock that are convertible, within 60 days, into the number of shares of Common Stock shown on item 9 of its respective cover page, at a ratio of 3.1969 shares of Common Stock for each share of Preferred Stock.

EJF Financial Services GP, LLC is the general partner of the Financial Services Fund and an investment manager of certain affiliates thereof and may be deemed to share beneficial ownership of the shares of Common Stock of which the Financial Services Fund has the right to obtain upon conversion of the shares of Preferred Stock of which it is the record owner.

The Financial Opportunities Fund was the record owner of the shares of Preferred Stock previously reported by it on a schedule 13G filed on April 28, 2014 (such shares having been convertible into the number of shares of Common Stock previously reported by the Financial Opportunities Fund), but no longer owns such shares of Preferred Stock.

EJF Financial Opportunities GP, LLC serves as the general partner of the Financial Opportunities Fund and may be deemed to have shared beneficial ownership of the shares of Common Stock of which the Financial Opportunities Fund was the beneficial owner.

EJF Capital LLC is the sole member of each of EJF Financial Services GP, LLC and EJF Financial Opportunities GP, LLC, and may be deemed to share beneficial ownership of the shares of Common Stock of which such entities may share beneficial ownership.  EJF Capital LLC also serves as the investment manager of the Financial Opportunities Fund and may be deemed to have shared beneficial ownership of the shares of Common Stock of which the Financial Opportunities Fund was the beneficial owner.  Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than  five percent of the class of securities, check the following [  ].

As of the date hereof, the Financial Opportunities Fund and EJF Financial Opportunities GP, LLC no longer beneficially own any shares of the Issuer's Common Stock.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF FINANCIAL OPPORTUNITIES MASTER FUND, LP

By: Its:	EJF FINANCIAL OPPORTUNITIES GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL OPPORTUNITIES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES FUND, LP
By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Financial Opportunities Master Fund, LP, an exempted limited partnership organized under the laws of the Cayman Islands, EJF Financial Opportunities GP, LLC, a Delaware limited liability company, EJF Financial Services Fund, LP, a Delaware limited partnership and EJF Financial Services GP, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 1 to the Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 16, 2016

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF FINANCIAL OPPORTUNITIES MASTER FUND, LP

By: Its:	EJF FINANCIAL OPPORTUNITIES GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL OPPORTUNITIES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES FUND, LP
By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer